Union Pacific Resources Group Inc.

NEWS RELEASE                                         UPR

UPR DETAILS STRONG RECORD OF CONSISTENT PERFORMANCE

UPR Tells Shareholders Pennzoil is Taking UPR Disclosures Out of Context in an Effort to Divert Attention from Whether Pennzoil Can Match UPR's Offer

Fort Worth, TX - Sept. 17, 1997 - Union Pacific Resources Group Inc. (NYSE: UPR) today released a letter from UPR CEO Jack L. Messman to UPR institutional shareholders and investment analysts. The letter addressed recent disclosures by UPR that Pennzoil Company has used in an attempt to divert attention from Pennzoil's failure to answer whether or how Pennzoil can match the value of UPR's $84 per share tender offer.

"Pennzoil has taken these disclosures out of context and continues to use them as a diversionary tactic to obscure Pennzoil's failure to justify its opposition to our offer," Mr. Messman said in releasing the letter today. "We are sending this letter to shareholders to set the record straight."

To correct misleading statements that Pennzoil has made regarding UPR, Mr. Messman detailed in his letter UPR's strong performance regarding production growth and reserve replacement. "Our sales volumes have grown at a compounded rate of 10% per year since 1987," Mr. Messman wrote. "Volumes in the first half of 1997 were 12% higher than in the same period in 1996. UPR will produce approximately 100 MMBOE in 1997. In 1996, we replaced 141% of our production, and we have a three year average reserve replacement of 154%. Our track record shows we can grow reserves while increasing production and we are confident we will keep our successful track record intact."

"These results support our belief that UPR can continue to meet its 10% volume growth objective without an acquisition the size of Pennzoil .... In management's opinion, our future has never been brighter than it is today."

Attached is a full text of the letter.

###

Media Contact:                                 Investor Relations Contact:
Walter Montgomery                              Michael Liebschwager
212-484-6721                                   817-877-6531


801 Cherry Street
Fort Worth, Texas 76102-6803


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UPR Union Pacific Resources


Jack L. Messman
Chairman & CEO


September 17, 1997


Dear Shareholders and Analysts:

         You are all aware that UPR is engaged in an unsolicited tender offer for Pennzoil. Recently, we have seen the inevitable attacks by the target company on the acquiror. The public has been bombarded by letters, ads and filings from Pennzoil attacking UPR and its ability to sustain its outstanding record of production growth.

         Last week, UPR voluntarily filed additional information with the SEC and publicly released certain documents in connectin with lititgation in U.S. District Court for the Northern District of Texas. We took these actions to eliminate Pennzoil's diversionary smokescreen, so that everyone involved in this situation could focus on the central issue: exactly how does Pennzoil's Board think Pennzoil can deliver value in excess of UPR's $84 per share tender offer?

         Unfortunately, Pennzoil has taken these disclosures out of context and continues to use them as a diversionary tactic. The purpose of this letter is to set the record straight.

         Let me first remind you of UPR's performance regarding production growth and reserve replacement. Our sales volumes have grown at a compounded rate of 10% per year since 1987. Volumes in the first half of 1997 were 12% higher than in the same period in 1996. UPR will produce approximately 100 MMBOE in 1997. In 1996, we replaced 141% of our production, and we have a three year average reserve replacement of 154%. Our track record shows we can grow reserves while increasing production and we are confident we will keep our successful track record intact.

         We have said that our volume growth objective is an average of 10% per year. We have delivered! And we believe we can continue to meet this growth objective, with or without Pennzoil.

         Prior to the spin-off from Union Pacific Corporation (UPC), UPR used four sources of drillsites to meet its 10% per year objective. They were:

         1. Current inventory - UPR has approximately ten million domestic undeveloped acres.

         2. Exploration - UPR explores in areas which will lead to additional drilling oportunities.


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         3. Farm-Ins/Joint Ventures - Other companies allow their acreage to be drilled by UPR because we have the technology, cost structure and people to do it more economically than they can.

         4. Producing Property Purchases - Others in the industry sell producing properties and related undrilled acreage.

         In June 1996, UPC and UPR sent a letter to the Internal Revenue Service in connection with seeking a tax-free ruling for the spin-off of UPR. UPC cited, as a business reason for receiving the ruling, the ability of UPR, following a spin-off, to use its common stock to make strategic acquisitions. This would constitute a new, fifth, source of drillsites.

         The submission set forth the reasons for our belief, at that time, that strategic acquisitions were needed to achieve UPR's objective of growing volumes by an average of 10% per year. At the time of this filing, in mid-1996, UPR's estimate of its drillsite inventory, as set forth in its 1996 Long Range Plan for the years 1997-2001 (1996 Plan), led us to believe that strategic acquisitions were essential to achieve our growth objectives, given declines in production from existing wells, which are relatively steep in the Austin Chalk. (Incidentally, the Austin Chalk is not unique in this regard. Decline rates in the Gulf of Mexico are very similar to those in the Austin Chalk.) Without acquisitions, the 1996 Plan showed growth in the first two years, a slight decline in the third year and substantial declines in years four and five.

         Within UPR, the risk of an E&P company experiencing a drop in production was referred to as the "Valley of Despair," a term coined by me. As those who follow the industry know, this risk - which every E&P company faces - is caused by the inevitable decline in producing properties. UPR has never been in the proverbial "Valley of Despair." It is just a risk that all E&P companies share, but it is the actions companies take that determine whether they succumb to or overcome that risk.

         At the time of the IRS submission, UPR's Austin Chalk production had grown from about 12,000 net BOED in 1990 to 98,000 net BOED. The Austin Chalk, our Amax acquisition in 1994, and infill drilling in East Texas and the Land Grant were the major sources of production growth in the first half of the 1990s.

         As a result of our concern about future growth, as evidenced in the 1996 Plan, UPR intensified its leasing program and leased extensive acreage in exploratory extension plays in the Austin Chalk, such as the Deep Giddings in Washington County, Texas, the shallow play in Milam and Robertson Counties, Texas and the extension of the Chalk into Louisiana. We initiated new 3-D programs on the Gulf Coast and intensified our horizontal drilling program in West Texas on the acreage acquired from Amax. We also stepped-up our efforts to acquire producing properties.

         As we pursued these projects, we did not know how well the would work since they were predominantly exploration oriented. Rather than risk not meeting our objectives, we felt it was essential to add strategic acquisitions to our traditional sources of drillsites.



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         Since the time of the IRS submission and receipt of the ruling in
September 1996, we have successfully developed drillsites through our traditional four sources, as set forth below:

a) Current Inventory

   o Austin Chalk

   -- The Austin Chalk exploration extension play has been successful in three areas. This success has set up extensive development projects in:
      the Deep Giddings area in Washington County, Texas; the Shalow Giddings area in Robertson and Milam Counties, Texas and the Masters Creek area of Louisiana.

   -- Volumes from these three Austin Chalk areas increased by 59% from mid-1996 to mid-1997. We currently have 19 drilling rigs operating in these areas, and have leased 865,000 net acres.

   -- The wells completed in the last six months include the best wells ever drilled in the Austin Chalk, including what was at the time the largest producing onshore horizontal well in the United States. We have completed numerous other wells in these areas, six of which each had initial net production rates of over 35 million cubic feet of gas equivalents per day.

   -- Some of the wells in the Deep Giddings and Masters Creek areas, in addition to having higher initial production rates and greater reserves, are experiencing slower production declines than historical Austin Chalk wells.

   -- As a result, total year-to-date Austin Chalk production through August increased by 9.5% versus the same period in 1996. Production in 1997 is expected to be 11% greater than was anticipated in the 1996 Plan. Forecast reserve additions for 1997 through 1999 are now 32% higher than was estimated in the 1996 Plan.


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  o   West Texas

  -- In 1996, UPR accelerated its horizontal drilling program in the Ozona
     Field. We currently have a four rig horizontal program in West Texas and have accumulated an additional 150,000 acres outside of the Ozona Field for this program.

  -- Current net production from this program is about 16 MMCFD.

  o  Land Grant

  -- In 1996, UPR expanded its drilling program on a 1,200 square mile 3-D seismic survey on its Land Grant in Wyoming. This program has resulted in nine successful exploration wells (50% success rate), with at least eight additional exploration wells planned.

  -- We recently completed the first horizontal well into the Phosphoria
     Formation in the Brady Field, which tested 2,600 BPD and 18 MMCFD (50% UPR working interest). This well set up development and exploration plays in the area.

b) Exploration

  o UPR has accumulated a significant acreage position in the Cotton Valley Reef play in East Texas. UPR now has about 332,000 net acres and recently completed the Bearcat #1 which tested at a rate of 26 MMCFD. UPR is involved in 11 3-D seismic surveys in this play and is drilling the King Cobra #1, which appears to be a "look-alike" to the Bearcat. We expect the 3-D surveys to create drilling programs for 1998 and beyond.

  o UPR's Gulf Coast Business Unit is focused on 3-D exploration. UPR is pursuing 18 onshore projects with net unrisked potential reserves of 1.2 TCF. UPR's drillsite inventory in the Gulf Coast increased 91% to 187 drillsites from mid-1996. Production volume in the second quarter of 1997 was up 19% compared to the second quarter in 1996.


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  o  UPR established a 100% owned, 100,000 acre deep water acreage position in the Gulf of Mexico and is currently drilling the Gomez prospect, which has a 70 million barrel potential.

c)  Farm-ins/Joint Ventures

  o UPR and Amoco formed a joint venture covering 400,000 acres in the Austin Chalk trend in central Louisiana. In August 1997, a successful discovery well tested 4600 BPD and 8.1 MMCFD.

  o UPR and Mobil entered into a joint venture covering 200,000 acres in South Louisiana. The project includes over 700 square miles of new and existing 3-D seismic data. This joint venture is included in the Gulf Coast projects described above.

  o In West Texas, UPR entered into two farm-ins which provided a total of 95 drillsites.

d) Producing Property Purchases

  o UPR intensified its program to acquire drillsites through the purchase of producing properties.

  o Since June 1996, we have completed $177 million of property acquisitions and a $180 million gas value chain transaction.

  o These transactions added 83 MMCFD of production from 444 wells and provided about 190 additional drillsites.

  o  We expect producing property purchases in 1997 to exceed $250 million.


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As a result of these and other programs:

  o Capital spending in 1996 and 1997 will substantially exceed the estimates in the 1996 Plan:

                                           Capital Spending

                              1996 Plan     Actual/Estimate   Increase
                              ---------     ---------------   --------
                    1996       $668 MM        $  880 MM          32%
                    1997       $836 MM        $1,516 MM          81%

   o Exploration spending in 1997 will be about $342 million, which is $232 million (211%) higher than was budgeted for 1996.

   o UPR has added about 600,000 net undeveloped acres to its inventory since mid-1996.

   o  UPR is currently operating 59 drilling rigs, up from 35 in mid-1996.

         UPR's ability to perceive the "Valley of Despair" risk, then execute a growth plan in the face of it, is what makes it a successful company. UPR's understanding of this risk in 1996 led the Company to work aggressively and successfully to increase its drilling opportunities from all four of its traditional sources. In addition to the four sources of drillsites UPR has historically used, our plans include use of the strategic acquisition option to help us grow our drillsites, as it is preferable not to rely too heavily on any particular source of drillsites.

         These results support our belief that UPR can continue to meet its 10% volume growth objective without an acquisition the size of Pennzoil. Performance in production and reserve replacement has been substantially better than was anticipated in 1996. In management's opinion, our future has never been brighter than it is today.

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

         As a result of our efforts, UPR has continued to be the #1 driller in the U.S., continued to meet our 10% growth in volume objective and continued to add drillsites. Again, we have delivered and we will continue to do so - despite what Pennzoil may be trying to say. Just look at the results.

         Pennzoil would have you believe that UPR is a company in trouble, as they asserted in their September 16 full page newspaper advertisement. I think our actions show you why UPR is a company with a bright future and that management has delivered on its promises.

         Another issue raised by Pennzoil is the matter of disclosure. Should UPR have disclosed its mid-1996 concerns about future drilling opportunities? For everyone in the oil and gas business, this is a constant worry, even today. We live in a depleting asset industry and our shareholders understand that production goes down if we stop drilling. These facts are well known and we have been forthcoming on this subject going all the way back to our October 1995 IPO prospectus.

         Pennzoil also would have you place great importance on an internal memo by a UPR employee which described our chances of success as "nil" in certain litigation, and our ability to "blur" the market for Pennzoil stock. The memo was not discussed or reviewed by others at UPR or its advisors. It does not represent the Company's views of the litigation it is currently pursuing. In fact, the memo refers in part to litigation which was never filed and was never intended to be filed. UPR had no intention to "blur" market perceptions - not that it's possible to do that in a sophisticated and educated marketplace anyway.

         Pennzoil states that our financial advisor places a higher value on Pennzoil stock than our $84 offer. UPR's financial advisors derived a range of break up values ($77-87) based upon the best and worst performing Pennzoil peer companies. Our $84 offer lies near the top of that range of values. In a preliminary estimate done in

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January 1997, the range had been higher at $82-95, but was reduced when
Pennzoil's actual 1996 numbers were released and their performance was worse than expected. Most important, the market's current valuation of Pennzoil shows that UPR has not undervalued Pennzoil.

         We hope this letter helps you understand that UPR remains strong and has a very positive outlook on the future. We believe you will continue to hear things from Pennzoil, in their attempt to divert attention from their own failed performance, which are taken out of context and which are intended to mislead you. We also believe that it is time that Pennzoil stop trying to divert attention from their own lack of performance, and from the fundamental question before them: how can they possibly exceed the value provided in UPR's $84 per share tender offer?

         Please don't hesitate to contact me or our Manager of Investor Relations, Mike Liebschwager, at 817/877-6531, if you have questions now or later.

                                       Sincerely,

                                      /s/ Jack L. Messman
                                      Jack L. Messman


This letter, other than historical financial information, contains forward looking statements that involve risks and uncertainties including planned construction and drilling activity, expected production efforts and volumes and budgeted capital expenditures and other risks and uncertainties detailed in the Company's SEC reports, including the report on Form 10-Q for the Quarter ended June 30, 1997. Actual results may vary materially.

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